Filed by Citizens Communications Company pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 promulgated
under the Securities Act of 1934, as amended.

Subject Company:  Commonwealth Telephone Enterprises, Inc.
Commission File No.:  0-11053

This filing relates to the proposed merger transaction between Citizens Communications Company (“Citizens”) and Commonwealth Telephone Enterprises, Inc. (“Commonwealth”) pursuant to the terms of an Agreement and Plan of Merger, dated as of September 17, 2006, among Citizens, Commonwealth and CF Merger Corp., a wholly owned subsidiary of Citizens. On September 18, 2006, Citizens held a conference call to discuss the proposed merger transaction. A link to the webcast of this event was posted on Citizens’ external website. The following is a transcript of the conference call.

Forward Looking Statements

This material contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These statements are made on the basis of management's views and assumptions regarding future events and business performance. Words such as “believe,” “anticipate,” “expect,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties are based on a number of factors, including, but not limited, to: Citizens’ ability to complete the acquisition of Commonwealth, to successfully integrate their operations and to realize the synergies from the acquisition; changes in the number of revenue generating units; greater than anticipated competition from wireless or wireline carriers; general and local economic and employment conditions; Citizens’ ability to effectively manage its operations, costs and capital spending; Citizens’ ability to successfully introduce new product offerings, including bundled service packages; Citizens’ ability to sell enhanced services; changes in accounting policies or practices; changes in regulation in the communications industry; Citizens’ ability to manage its operating expenses, capital expenditures, pay dividends and reduce or refinance its debt; adverse changes in the ratings of Citizens’ debt securities; bankruptcies in the telecommunications industry; the effects of technological changes and competition on Citizens’ capital expenditures and product and service offerings; increased medical, retiree and pension expenses; changes in income tax rates and tax laws; Citizens’ ability to successfully renegotiate expiring union contracts; and general factors, including changes in economic, business and industry conditions. These and other uncertainties related to the respective businesses of Citizens and Commonwealth are described in greater detail in their respective filings with the Securities and Exchange Commission, including the reports on Form 10-K and 10-Q. Citizens and Commonwealth undertake no obligation to publicly update or revise any forward-looking statement or to make any other forward-looking statements, whether as a result of new information, future events or otherwise unless required to do so by securities laws.

Additional Information and Where to Find It

This communication is not a substitute for the prospectus/proxy statement Citizens Communications Company and Commonwealth Telephone Enterprises, Inc. will file with the Securities and Exchange Commission. Investors are urged to read the prospectus/proxy statement which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by Citizens Communications Company and Commonwealth Telephone Enterprises, Inc. with the Securities and Exchange Commission will be available free of charge at the SEC's website, www.sec.gov, or by directing a request when such a filing is made to Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, Attention: Investor Relations; or to Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612, Attention: Investor Relations. The final prospectus/proxy statement will be mailed to shareholders of Commonwealth Telephone Enterprises, Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Citizens Communications Company and Commonwealth Telephone Enterprises, Inc., and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Citizens Communications Company is set forth in the proxy statement for Citizens Communications Company's 2006 annual meeting of shareholders. Information about the directors and executive officers of Commonwealth Telephone Enterprises, Inc. is set forth in the proxy statement for Commonwealth Telephone Enterprises, Inc.’s 2006 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.

CONFERENCE CALL TRANSCRIPT
Citizens Communications Company
September 18, 2006
9:00 a.m. EST

Operator

Ladies and gentlemen, thank you for standing by and welcome to the Citizens Communications Company Conference Call. At this time, all participants have been placed in a listen-only mode and the floor will be open for your questions following the presentation.

Now I’d like to turn the call to Donald Armour, Senior Vice President, Finance and Treasurer at Citizens Communications.

Don Armour - Citizens Communications - VP Finance and Treasurer

Thank you, Jessica. Good morning and thank you for joining us to discuss Citizens Communications acquisition of Commonwealth Telephone Enterprises. Hosting the call today will be Maggie Wilderotter, our Chairman and Chief Executive Officer, and Don Shassian, Chief Financial Officer.

During this call, we will be making certain forward-looking statements, particularly on matters relating to the acquisition and 2006 guidance. Please review the Safe Harbor language found in our press release, Investor presentation, and SEC filings.

I’ll now turn the call over to Maggie.

Maggie Wilderotter - Citizens Communications - Chairman, CEO

Thank you Don, and good morning everyone. We appreciate you joining us this morning. All of us at Citizens are very excited about the announcement we made today to acquire Commonwealth Telephone Enterprises.

I thought it would be good for me to start with the strategic rationale as to why this deal makes sense for us, so if you’d like to follow along on the webcast, I’m turning now to slide number 4. If you think about this transaction, first and foremost it gives us expansion in to rural markets, which is definitely our sweet spot with revenue upside opportunities.

In addition, it’s free cash flow accretive in year 1, and there are substantial synergies that will be realized. And then last, and certainly not least, it maintains our strong balance sheet keeping our dividend intact, and also improving our payout ratio. If you think about the payout ratio guidance we’ve been giving, we’ve been saying when we become a full taxpayer in 2009, our payout ratio would be around 75%. With this transaction, that would bring that number down in 2009 to a little under 70%.

On page 5, we have listed the acquisition criteria we use as a Company when evaluating strategic opportunities. First and foremost, our rural profile, I think Commonwealth fits that quite well for us. They also have very fragmented cable competition. There are 20 cable operators that operate throughout their markets.

It’s very attractive demographics; we’ve looked at the customer demographics and business demographics in this market area, and the income growth there is comparable to national averages.

Very quality assets; Mike Mahoney and his team have done a great job of keeping their infrastructure current with an excellent quality of service.

There is also upside for organic growth and considerable opportunities that I’m going to talk a little bit more about, and we can leverage our scale economies into those markets. We believe that there’ll be at least $30 million in annual savings through those synergies. The deal, as I mentioned, is free cash flow accretive in the first year, and of course, it improves our dividend payout ratio.

Moving on to slide 6 just gives you a sense for Citizens’ current operations; as you can see through the end of the second quarter, we operate in 23 states, with a little over 2.1 million access lines. We have 350,000 high-speed Internet customers, 5,434 employees; we cover quite a large territory, and we have access lines per square mile at 16.

We do operate as 4 regional organizations: the West, Central, East, and then Rochester also operates as a stand-alone region.

Flipping to page 7; this gives you a sense of the Pennsylvania operations that Commonwealth has as well as the couple of markets that we already have in Pennsylvania. Just to let you know, we do have several markets; the largest markets for us where we operate are New Holland and Leola, so we are used to doing business in Pennsylvania, and have done business there for a long time.

Commonwealth’s profile, again they have 454,000 access lines, 37,000 high-speed Internet customers, a little over 1,000 employees, and their primary access lines per square mile is at 52.

I did want to mention that in addition to the telephone service that they offer in Pennsylvania, they’ve also been operating a CLEC as an edge-out strategy. We sort of look at this CLEC as really an extension of the ILEC business. It’s a way for them to actually have contiguous operations for businesses to their current ILEC footprint, and it also gives them a sense to have businesses in their footprint have reached into some of the major cities in Pennsylvania.

But the CLEC is a very small part of the Commonwealth footprint. It only represents about 28% of their total revenues, and 16% of their EBITDA. And when you think about combining Commonwealth with Citizens, those numbers change dramatically where the CLEC would only be about 4% of combined Company revenue and a little bit less than 2% of total EBITDA.

If you move on to the next page, on page 8, I thought I would give you a sense of some of the revenue upside that we really see taking place once this transaction is completed. If you look at the first chart on the left-hand side, were showing the annualized ILEC revenue per access line. Commonwealth’s today is $852 per line, and at Citizens we’re operating at about $873. These numbers both exclude directory so we could give you an apples-to-apples comparison.

If you go over to the right-hand side, you can see the high-speed Internet penetration. Commonwealth is today at about 12%; Citizens is at 16%. Long-distance penetration on the bottom left-hand side, Commonwealth is at 34% penetration, where Citizens is at 64% penetration.

And then finally, if you go over to the bottom right-hand side in looking at the Q2 bundles penetration, and when you think about bundles, we’re really looking at packages that are really local features and long-distance combined, Commonwealth is at 8% and Citizens for that same package is at 18%. So basically we see that there is a lot of upside the current market of Commonwealth to really drive penetration in market share of the lead products in that they already have in the market.

Moving on to slide 9, some of the strategies that we have for this property would be to re-brand the entire operations to Frontier as soon as possible. We believe with single brand, we can increase visibility. We will be providing customer focus revenue generating solutions throughout the market as well to continue to drive the product penetration as I just talked about. But we also think that there’s great efficiency in value in offering bundled services offerings, whether it’s double plays or triple plays.

We will also introduce customer contracts. Today, Commonwealth does not have any of their customers, even on bundles, with contractual commitments. Citizens has over 35% of our customer base already on either 1- or 2-year contracts, and we are aggressively driving that number up higher. And we believe that by putting contracts in place with some of the great offers that we have for customers we’ll be able to reduce turn and enhance loyalty.

We will also be introducing some of the enhanced value-added products that we have throughout Citizens’ footprint today, including our Ask.com co-branded portal, our wireless modem for every high-speed Internet installation we do today, we offer a wireless modem to the customer, and the customer actually pays us a monthly fee somewhere between $3 and $5, depending on the bundled offer that they take.

We will be introducing ESPN 360 to add more value to our high-speed Internet product, just like we have throughout Citizens, and last but certainly not least our Frontier secure connection, which is our anti-spyware, anti-virus software package that is also free to our bundled service customers with high-speed Internet.

We believe that the Pennsylvania properties for Commonwealth, once they’re part of Citizens will also enjoy what we call our National Campaign Air Cover, where we’ll be putting campaigns and promotions in place nationwide, and they’ll have the opportunity to also take advantage of that.

Last but not least, we will continue to support the CLEC edge-up strategy; we will integrate marketing in order to get economies of scale there. We will continue to use the direct sales team that’s currently in place in Commonwealth, but we will also combine the management and the operations of that CLEC with the ILEC again for economies of scale.

With that, I’d like to turn this over to Don Shassian and to take you through those financial parts of the deal.

Don Shassian - Citizens Communications - CFO

Thank you Maggie, and good morning everyone. On slide 10, let me walk through the highlights in the transaction. A value each Commonwealth shareholder will receive for each share, a unit comprised of cash and stock at our closing price on Friday would equate to $41.72. They’ll be receiving $31.31 in cash and shares, a fixed exchange ratio .768. As of Friday, the value for that share is $10.41. Total transaction value of $1.16 billion; I will walk you through how we get to that calculation in a few minutes.

The price represents a premium to Commonwealth stock as of Friday of about 8% and about 17% when compared to where their price was prior to their announcement of hiring an advisor to pursue strategic opportunities. The multiple is 6.76 times EBITDA; I will again walk you through that in a few minutes as well, without synergies and including synergies, it’s about 5.75 times. Their shareholders will own about 6% of the combined enterprise. The transaction is taxable. Our financing, this transaction does not have any financing contingency. We have a bridge facility from Citigroup for $990 million. That gives us, the seller, confidence in our ability to finance. The bridge also gives us flexibility on when we go to the public debt markets.

Approvals; Commonwealth needs to go to their shareholders, which we hope will be in December/January timeframe. We need standard approvals from the Federal Communications Commission, HSR, and the Pennsylvania State PUC. The last one, obviously, is a longer timeframe, and we expect closing to be in mid-2007.

On slide 11, this simply lays out the sources and uses assuming the purchase price at $41.72, as I mentioned, and there is common stock outstanding that needs to be exchanged for the cash in stock. There is a cash-out of the employee shares. The do have a convertible bond, which we will be able to convert and we expect the holders to convert in cash and stock. There is a small amount of debt they have with one bank, co-bank, and then we have some year-1 integration costs, transaction fees, some other items. And we’ll be financing that with the issuance of equity, at the bottom, about 20.5 million shares; 16 million of those are on the common, and 4.5 million are on the convert. The debt issuance of $990 million, and there is some after-tax patronage dividends from the small bank loan they have to cover the total sources, and there’s some cash on the balance sheet that Commonwealth has that we’re utilizing as well.

If you go to page 12, as Maggie mentioned this is a strategic acquisition; we view it as an extension acquisition.

This slide shows on the left-hand side the proportion of Commonwealth lines to ours. On a pro forma basis, we’ll have lines about 2.6 million; and Commonwealth lines will represent 17%. On the right-hand side, using these last 12-months’ revenue, pro forma basis about $2.4 billion in revenue and Commonwealth will represent approximately 14%.

Going to slide 13, the synergies; there are 3 main components on this slide. The top half is we’re looking at annual cash synergies of $30 million; identifying corporate overhead and support functions, there’s a number of third-party costs. These are all in the duplication effort when you look at combining these 2 enterprises.

There’s also the opportunity to leverage our common systems that we have here that are leverageable in IT; software license, billing, a number of different areas in our operation of third-party processing fees. The $30 million we feel we’ll be able to achieve about a third, a third, a third over 3 years, or potentially earlier. We feel very comfortable that based on our detailed due diligence that we performed by our personnel, who will be responsible for the implementation, that these cash savings are real, and they will be achieved.

The second item on this page is a non-cash compensation cost. It’s important to point out in Commonwealth’s reported earnings, they have non-cash compensation costs in EBITDA of about $10 million, identifying the expense on the issuance of restricted stock, stock option expense as well as some amortization of expense from the special dividend in 2005. That is an item that you’ll see on top of the 30; you’ll see as we go forward as to how we analyze their business; I’ll cover that in a couple of slides, but it’s an important item for you to notice.

Last on the page, the 1-time integration cost we’re estimating at $35 million primarily in severance; IT conversion costs this represents approximately a 1-year payback and again we feel very comfortable in our ability to achieve the savings and the implementation costs.

On slide 14, this is a snapshot and it is, if I could use the term, an add-up between the two; it is before synergies. The left-hand side are our numbers as of June 30; the middle column is Commonwealth as of June 30; and simply add them up if you would to get the pro forma without synergies. You can see the access lines; the last 12 months of revenue, the EBITDA, our CapEx guidance and theirs, our free cash flow guidance and theirs. And the important aspect on the free cash flow is accretive obviously with dollar amounts, but if you look at the shareholders, the number of shares outstanding, it is also free cash flow accretive per share in year 1 without synergies. Putting the synergies on top makes it even stronger for us.

Our implied dividend ratio without synergies improves; obviously, with synergies improves even more so, and we’re taking on the additional debt, you can see that our leverage goes from 3.2 only up slightly to 3.5, which still puts our balance sheet in a position that we feel very comfortable with as we’ve communicated in the past. We like having a solid balance sheet and care for all of our stakeholders. And we think that’s quite reasonable.

We have contacted and have had discussions with the rating agencies last night. They are obviously evaluating our information that we have sent them, and we look forward to having continuing discussions with them.

On page 15, this is simply to go back to some of the comments earlier; I want to walk you through how we come up with the calculations. On $1.158 billion, at the top lays out the equity value and the convertible and other debt, and you’ll those numbers tied to the earlier part of this presentation. How we get to the 6.76 times without synergies at the bottom is taking management’s guidance on EBITDA of 157, adding back the non-cash compensation expense of 9.8, and then also adding in something that they have recorded below the line of EBITDA. Their directory operation is a joint venture; they account for it on an equity basis of income, so the equity income is recorded below EBITDA. There are some other fees in connection with directories operation also below EBITDA, all cash; we’ve reflected those above because just for a comparable basis, but it is cash. So we’re putting them above to get to an adjusted number of 171, and then if you put the cash synergies on top to get you 201, and that’s the basis for the calculation we used to come to the 6.76 calculation.

Slide 16; well, just a couple of other pieces of financial information wanted to cover. Our guidance for this year, I’m simply confirming our pre-cash flow guidance of $500 $525 million is still intact. Looking at that, our capital expenditures also 270 to 280; we have the announced $300 million share repurchase plan that we had been pursuing. We had $135 million of that completed as of June 30. As a result of performing our due diligence on this transaction and now announcing it, we are prohibited from repurchasing our shares until we close. So we are on a hiatus on a share repurchase program; however, we will be going back to complete that once this transaction is completed so you would anticipate seeing that our cash balances will be increasing over the next several months as we continue to hold that and we’ll execute at the final closing.

Lastly, our $150 debt reduction plan that we had authorized, we are going to look at that in connection with our transaction financing and we will continue to pursue that in that mix.

With that, let me pass back to Maggie.

Maggie Wilderotter - Citizens Communications - Chairman, CEO

Thanks Don; so basically, on slide 18, which is just a summary I wanted to take this back up a level to an overall Citizens Communications focus. We continue to be in a strong competitive position, and we do believe that this investment in Commonwealth strengthens that we are customer focused; we have very high satisfaction in our markets and have said so today, and we have strong product penetrations that we think we can leverage into these markets.

Our management team delivers results. We are consistent in our quarterly performance, and we also have a lot of depth in our bench strength here at Citizens. I’ll give you a good example; we will be managing this business by promoting one of our Vice Presidents, Ken Arndt, to move down to Pennsylvania to run the combined Citizens and Commonwealth properties. Ken is a veteran with Citizens; actually he used to work for Commonwealth many years ago and grew up in Pennsylvania, and he has run our Tennessee properties, and is currently running all of sales and marketing for our East Region. So it’s great to have that type of capability in order to manage this property in the long-run internally. We will also have John Lass, who is our Senior VP and GM of the Central Region have overall responsibility for Pennsylvania in addition to the other states that he manages.

We’ve demonstrated our ability to deliver and sell products and services; we have been consistent in 2005 with product revenue growth year-over-year; also the same thing through the second quarter of this year, and we have an ability to integrate new properties. We’ve done many acquisitions in the past, and we actually have the same integration leadership and lead teams here in the Company, so we feel very comfortable that the integration of Commonwealth into Citizens will go smoothly, and we will get the expected synergies. Jake Casey, who’s our Executive Vice President, will be leading the integration team; Jake has led many acquisition integrations for Citizens in the past.

Last, but not least, we will focus on shareholder value, as we’ve always done. The free cash flow accretion, even without synergies, was important to know that we were creating value immediately in this transaction. We will maintain and improve our payout ratio through this transaction. We are also not leveraging up in order to do that, so we’re staying at a moderate leverage environment, so we have a strong balance sheet that also provides us with financial flexibility in the long run, and we believe through the bench strength and the capabilities that we have as a Company to perform that we also have the operational acumen to handle this transaction, and to integrate it into our business.

So with that, I’m going to turn this back over for questions and answers.

QUESTION AND ANSWER

Operator

[OPERATOR INSTRUCTIONS].

Simon Flannery, Morgan Stanley.

Simon Flannery - Morgan Stanley - Analyst

Okay, thank you, good morning; I wonder Maggie if you could just give us a little bit of the background to the deal. You’ve obviously been, for a couple of years now, following the return of cash to shareholders through the dividend and the buyback. What happened here? Did Commonwealth approach you? Had you been looking at a number of acquisitions and this came up? If you could help us with the background?

And also, how you thought about giving cash versus giving stock. What is the various puts and takes there?

And on the leverage Don, 3½ is -- have you sort of communicated that that’s where it’s going to be over time, or would you like to get it back down to the low threes?

Thanks a lot.

Maggie Wilderotter - Citizens Communications - Chairman, CEO

Hi Simon, thanks for your questions.

With regard to the overall rationale, I think as we’ve talked about over the last couple of years, we’ve really prioritized our business to focus on the markets where we do business and to deliver operational execution in those markets.

But we’ve also said that we would be situational and opportunistic if we came across an acquisition opportunity that would fit our criteria and our profile for an acquisition, and we have a pretty high standard. In looking at Commonwealth, when Commonwealth decided that they wanted to look at some alternatives, we felt that they were the type of company that would be very strategic for us to look at seriously. As I mentioned earlier, I think that Mike Mahoney and his team have done a great job of running that business and growing that business over the years. They have strong relationships in their communities; they have a great reputation; they deliver good service. And we felt that it was a sweet spot for us to really take a look at it.

We also felt, from a value perspective because we could leverage our infrastructure and our scale, that we would be able to get some substantial synergies out of the combination. So I think that overall was really the rationale. I think we would continue to always be opportunistic in looking at what happens in the industry and does it make sense for our Company and our shareholders.

The combination of cash and stock I think was really a back and forth based upon what was appropriate for us from a balance sheet perspective as well as what was appropriate for their shareholders. We consider our stock very valuable with a dollar dividend, so we felt that that provides upside for their shareholders to have some ownership in the Company, but we also had the issue of what’s the right combination, and this is what worked for them and worked for us. Don?

Don Shassian - Citizens Communications - CFO

I’d also just add that Maggie, that our competitive bidding situation as we understood it, and the Commonwealth shareholders’ management I believe wanted to make sure there was cash certainty for their shareholders, but we had to balance that competitive dynamics with our view of what’s important for all of our stakeholders, and we felt that the balance of 75/25 was appropriate. We were not willing to leverage up any further than that. We felt that was a good position to be in.

In terms of our leverage Simon, 3.5 we would like to be able to take it down a little bit. We think basic operations will help us do that, and as we have some maturities that are coming up over the next couple of years, we think we’ll be able to get it down a little bit lower and to get us back to where we’re 3.2, 3.3 over the next year or so. We feel that after we close, we’ll have those opportunities.

Operator

Frank Louthan, Raymond James.

Frank Louthan - Raymond James - Analyst

Good morning; just quickly on the regulations with Commonwealth’s NEC-average casual regulation, give us an idea of how that will be impacted if at all with the transaction and how you’ll operate that.

And can you give us any idea of where most of the synergies will come from, some of the other business on their income statement a little bit of a drag; do you think you’ll be getting more of the synergies from that area or more of it comes from CT or CTSI? If you can give us a little bit more color on that, that would be great. Thanks.

Don Shassian - Citizens Communications - CFO

Thanks Frank, good morning; we don’t expect any change in their regulatory framework. They’re an average-scheduled company; it will not change, and we don’t really see any impact whatsoever. We’ll be operating this as a separate stand-alone legal entity, and we will respect the rules and regulations within Pennsylvania as well as what they’re filing with the FCC. So we do not see any negative impact. We’re positive for that matter; I mean we just think they’ll continue to operate as is on the regulatory framework.

Maggie Wilderotter - Citizens Communications - Chairman, CEO

Hi Frank; it’s Maggie. With regard to the synergies that you brought up, I do think that in addition to the elimination of corporate overhead and the fact that Commonwealth operates as a public company today, there’s a number of synergies that we can get just overall from a corporation perspective.

But we also believe that there are opportunities with some of the other business entities that they have in terms of us getting some fairly major synergies out of those entities as well that you pointed out. So those are in addition to the system synergies that we really do believe can drive through automation a number of other synergies that we could realize that is not headcount related.

Frank Louthan - Raymond James - Analyst

Okay great; and are you able to give us any update on where you were with the buyback quarter-to-date? I know what you said as of June 30; but is there any way you could give us an update? Were you repurchasing shares up until you got involved with the transaction?

Don Shassian - Citizens Communications - CFO

Frank, I’m not able to give you an update on that at this point in time, but we were really very, very quiet during the quarter. As I mentioned in our earnings call for Q2 we had slowed down our repurchase activity in Q2 because we wanted to make sure that the cash was in hand from Electric Light Wave, which we received at the end of July. So I mean we were very, very light in the third quarter.

Frank Louthan - Raymond James - Analyst

Would you consider shifting any of your cash return to shareholders more onto the debt side over the next 9 months? Or do you think, you said you’ll continue to buyback program once it’s finished, but is there any, what criteria might change you to shift more to paying down debt and less on completing the buyback?

Don Shassian - Citizens Communications - CFO

I don’t think we have any restrictions; we’ve got a lot of flexibility. We already have right now on our balance sheet in excess of $400 million, and that will continue to grow as our operation generates cash, and we’ll get back into the stock repurchase program as soon as we can.

The debt repayment, we will just look at as part of our financing that we’re going to do in the bond markets. As you know we do have a debt coming due in 2008. We are looking at ways of maybe refinancing, pushing some of that out, and all of that comes into the mix of how we evaluate the financing of this transaction and just continue to maintain and build upon a very strong balance sheet.

Maggie Wilderotter - Citizens Communications - Chairman, CEO

Frank, I’ll just add that I believe that the announcements that we’ve made on retirement, we’re going to stay the course on that and in conjunction with this transaction. But we are, we still want to get back into the market share repurchases. It’s a priority for us; it’s a priority for the Board, and you will see us doing that once this transaction closes and we can legally get back in and start buying back stock.

Frank Louthan - Raymond James - Analyst

Great, that’s very helpful; thanks.

Operator

Chris King, Stifel Nicolaus.

Chris King - Stifel Nicolaus - Analyst

Good morning, and congratulations; one quick question I had was with respect to your NOL carry-forward balance and how this deal may impact that, if you’ve had a chance to take a look at that yet. I know you were to begin some cash taxes as early as next year, and obviously become a full tax payer by 2009. Does this deal create any NOL going into the future? Obviously, Commonwealth was full-cash tax payer.

Don Shassian - Citizens Communications - CFO

Good question; it really does not change. We have federal NOLs; we have state NOLs; we have some A&T tax credit carry forwards. There is no significant real change that is occurring that both our federal NOLs will be utilized in ‘06 and ‘07 assuming a mid-2007 closing. Our tax benefits, if you would, the latter part of ‘07 and ‘08 are more on the safe side than A&T tax credit carry forwards, so they really don’t impact. So there’s no additional NOLs. We see the forecast staying as is. No real acceleration and no real benefits.

Operator

Tom Seitz, Lehman Brothers.

Tom Seitz - Lehman Brothers - Analyst

Thanks for taking the question; how do you view the $30 million cash synergy number that you’re putting out there? Do you view that as conservative, aggressive, just right? I mean I ask because it seems like $30 million on a business that generates $155 million in EBITDA has already 65% EBITDA margins in the ILEC and has second line penetration north of 25% seems kind of aggressive, and I just wondered if you could kind of give us your, how comfortable you feel in that number.

Maggie Wilderotter - Citizens Communications - Chairman, CEO

Tom, I feel very comfortable in that number. I think there might be even more upside as we get into this. We sort of look at this as kind of two-thirds wage-related and one-third systems related. And we’ve done some pretty good due diligence on the overall company itself, and we feel very comfortable that this number is achievable.

Don Shassian - Citizens Communications - CFO

And if I could add on to give you a little bit of context Tom, our due diligence was performed by not a small team within Citizens. We had all of our functional heads and their departments involved in analyzing information having discussions with Commonwealth in developing plans. So essentially right now, we almost have, we have an operating plan in place, and our functional heads have signed off on what can be achieved, and we’re going to be held accountable for those, in implementing those. We feel very comfortable that this is not a stretch by any stretch of the imagination. We feel very good that it’s going to happen.

Tom Seitz - Lehman Brothers - Analyst

Okay great, thank you.

Operator

Jason Armstrong, Goldman Sachs.

Jason Armstrong - Goldman Sachs - Analyst

Great, thanks, good morning and congratulations. I’d like to ask one more regulatory question; maybe a bit broader and not tied specifically to the transaction. CenturyTel, another company that was viewed as a likely bidder, has recently talked about being hesitant to do any type of deal right now just because of the regulatory framework and sort of the uncertainty surrounding USF and Inter-carrier compensation reform. I was just wondering if you guys can sort of go through what makes you comfortable with this risk, and how did you get there on the deal, especially given the ratio of cash equity that’s involved here? Thanks.

Maggie Wilderotter - Citizens Communications - Chairman, CEO

Well I’ll start, and Don you can jump in too on this. We look at the regulatory environment as an environment that affects not just what we would do with acquisitions Jason, as you know, but the overall company. We do know that there’s a lot going on in Washington with USF and Inter-carrier. We don’t see, actually foresee any changes that would be negative for us happening in the next several years. We believe that those areas have lots of opportunity to fix, and we think that any fix would be positive. So we didn’t really feel that the uncertainty around some of these national issues was going to be an issue for us.

The real regulatory issue for us is really a state PUC approval process in Pennsylvania. The good news is Commonwealth has a relationship with the PUC; they’ve operated in this state for a long time with a good reputation. We have as well, and we have strong relationships and have done the same, so we don’t really look at this as a big regulatory risk for the Company.

Don Shassian - Citizens Communications - CFO

Jason, let me also just mention the, on the federal side Commonwealth does not have a tremendous amount of exposure as we see it. They are not a recipient of the federal high-cost fund, so that exposure does not exist. When we look at all the other elements that come through the federal side, and I think for Commonwealth, the Interstate Common Loop is probably a piece where they get recipient on; the dollar amount is not that significant. I think the total dollar amount you’re talking about is $16 million to $20 million annually, but the major one, High-Cost Loop, they’re not exposed to.

So we didn’t see the exposure that you mentioned others see on this. We are not as concerned, and we’re very bullish that this industry makes a lot of sense, and are very focused on executing on the revenue line and working with customers and delivering the best service possible.

Jason Armstrong - Goldman Sachs - Analyst

Okay great, thanks.

Operator

Phil Oleson, UBS .

Phil Oleson - UBS - Analyst

Thanks; I have a couple of questions, actually 2 quick ones. Can you maybe give just a quick summary of the bridge that you obtained, specifically the kind of maturity on it, whether or not it is a secured or unsecured facility? And then secondly with respect to the ultimate financing for the transaction, how much of the $400 plus million of cash-in-hand that you have currently would you intend to use as a purchase, and as a result how much of term do you think you’ll need to issue as part of the deal? Thanks.

Don Shassian - Citizens Communications - CFO

Phil, the $990 million bridge facility from Citigroup is unsecured; it is approximately 12 months from the day of closing, and we think it gives us a great deal of flexibility as to the timing of when we want to go into the public markets.

The $990 million is a max number; we have as I mentioned earlier and you just alluded to, we have a very significant amount of cash on the balance sheet. It is premature at this juncture to specifically lay out what we’ll be doing at closing as we look at our business and the financing of that debt over the, at closing. And we’ll obviously be considering the cash that we have on hand. But the $990 is a max number, so it could be less, but it’s difficult for me to give guidance at this point in time as we analyze what our alternatives may be. Does that help?

Phil Oleson - UBS - Analyst

I guess just as a follow up; I think in the past you’ve indicated that the run rate cash balances you’d be comfortable in the $50 million to $75 million range. Has anything happened that would have caused you to have changed that target?

Don Shassian - Citizens Communications - CFO

No, I’m not sure about the $50 to $75; I’ve always said that we’d want to be north of $100; ballpark of about $125 million is what we feel comfortable with. That is more of an appropriate level of cash for us on a recurring basis; $50 to $75 is a little bit low from my standpoint.

Phil Oleson - UBS - Analyst

That’s great; thank you.

Operator

Anna Goshko, Banc of America Securities.

Anna Goshko - Banc of America Securities - Analyst

Hi, thanks very much; just a quick follow up on the prior debt question. On the $150 million of debt that was and still is to be repurchased with I think largely the proceeds from the ELI sale, is that something like your share repurchase that is now on hold until the whole transaction closes, or are you still free to go into the market and repurchase debt at this point? And if you are free, is that something that you would pursue?

Don Shassian - Citizens Communications - CFO

Anna we are free to pursue the debt piece, but we are really trying to analyze that. What we are planning to do in conjunction with the financings of this transactions, and also with our ‘08s that are coming up in the next year beyond, so we want to look at a total view of our debt portfolio and not look at it in isolation. So we answer yes, we are free to do, but we are looking at it in totality to make sure we do things that are smart for our structure and how we balance things out, and schedule our maturities over the next many years.

Anna Goshko - Banc of America Securities - Analyst

Okay, and then a second follow up on the question; I think you said that your bridge loan is unsecured. If you were to put term loan permit financing, do you know if that would be secured, or would that also be unsecured?

Don Shassian - Citizens Communications - CFO

Unsecured.

Anna Goshko - Banc of America Securities - Analyst

Okay great, thank you.

Operator

Jonathan Chaplin, JP Morgan.

Jonathan Chaplin - JPMorgan - Analyst

Good morning, thanks for taking the question, and congratulations on the transaction. A couple of housekeeping questions first. I missed the beginning of the call; you probably said when you expect the deal to close, but I missed that.

Maggie Wilderotter - Citizens Communications - Chairman, CEO

It’s mid-2007.

Jonathan Chaplin - JPMorgan - Analyst

So the synergies of a-third, a-third, a-third is that on a fully annualized basis, or do you expect to get $10 million of synergies in 2007?

Don Shassian - Citizens Communications - CFO

It’s really saying a-third, a-third, a-third Jonathan; it all depends on the timing of closing and also our ability to work with Commonwealth at the appropriate time before closing, and what we’re able to really get moving on on the system side. And I just think from a guidance perspective at this juncture, until all of those t’s are crossed and i’s are dotted, one-third, one-third is an appropriate amount in the first full year and the next full year and the next full year.

Jonathan Chaplin - JPMorgan - Analyst

Okay, so assuming you close in mid-’07, just so I understand the guidance correctly, what you’re saying is you get $5 million in synergies in 2007.

Don Shassian - Citizens Communications - CFO

It certainly could be more than that, but it really depends on the success of the transition activities.

Jonathan Chaplin - JPMorgan - Analyst

Okay, and then touching quickly on the synergies; I know this has come up a couple of times already; I’m sorry to harp on about it, but the, if I look at the synergies as a percentage of the target’s SG&A, it seems to be around 50%, which is a lot higher than we’ve seen for transaction, for ILEC transactions in the past. I’m just wondering if there is anything unusual about this particular transaction or the Commonwealth cost structure which allows you to get a greater percentage of synergies at the center of SG&A.

Don Shassian - Citizens Communications - CFO

As I’ve looked at them Jonathan I don’t see what we’re coming up with as being disproportionate than the synergies that have been announced on other transactions. We may be using different calculations, but as we’ve done it, and I can chat offline, we feel it’s very comfortable. There is nothing that’s unusual here. In this industry, there are 3 buckets of costs; there are field costs, which is the people that are out in the field delivering service everyday to customers in terms of installation and dealing with troubles in construction; and then there are common costs across the infrastructure that are you have IT systems, you have various call centers, repair centers, network centers, and many of those costs you can look at and potentially find ways of leveraging some of your own capabilities, different technologies, etc.

And then the third bucket is what I call corporate governance, a cost which in a transaction like this also is very heavily weighted where you should be able to look at those as purely duplications.

So we actually do not see that the number that we’re quoting here as disproportionate at all, and the bankers we’ve utilized to help us look at analyses of all the other transactions we think it s very much in line with other transactions.

Maggie Wilderotter - Citizens Communications - Chairman, CEO

I would also add that if you think about our business today, we have over 40% of our costs today are really fixed costs that can be leveraged across multiple markets. And about 60% of the costs are variable and a lot of them have to do with the field level. And as Don said, if you just really look at how Commonwealth is set up today, there are a number of costs that are very easy for us to take out based upon the fixed cost structure we already have in place.

We have done a fairly deep analysis from an operating plan on how we would run these markets, how we would manage them and how we would integrate them. So I think that we do have the capability and we do have the path to get to the $30 million.

Jonathan Chaplin - JPMorgan - Analyst

Okay, and just in terms of understanding the opportunity for the reduction in field costs, where are your closest existing properties to Commonwealth’s properties?

Maggie Wilderotter - Citizens Communications - Chairman, CEO

We don’t really see reductions in field costs. We think that our properties are close, but they are not contiguous and we do believe that the field infrastructure that Commonwealth has will remain intact, including the people that are focused on taking great care of customers in those markets. Our primary focus has really been in the other 2 buckets; the corporate governance bucket and the system bucket.

Don Shassian - Citizens Communications - CFO

And their field force statistics, the service quality is very, very good, their productivity is very good, they run a very good operation. There are very good people there and delivering very, very good service, and we’re very comfortable with that. So it is the other 2 buckets.

Jonathan Chaplin - JPMorgan - Analyst

Okay, and then you guys have recently sold off your SELIG business. Is there an opportunity for you to monetize CTSI as well?

Maggie Wilderotter - Citizens Communications - Chairman, CEO

Well, I think we will take a look at all the options with regard to the SELIG, but this is a very different SELIG than the SELIG we just sold. First of all, Electric Light Wave was really not overlapping in any of the markets where we did business except for 1 market in California. So it wasn’t an edge-out strategy. If you think about Commonwealth, they really used the SELIG as a vehicle to service businesses in a greater service area. Because their footprint is so rural, they have cities like Scranton or Wilksbury that are outside their territory but it’s the common area for their customer base. So they use the vehicle of a SELIG to really extend their business reach.

It’s not very different than what we’ve actually done from a vehicle perspective in Rochester where we actually have a SELIG entity as well, but we run it as part of the ILEG operation, so we would probably see doing exactly the same thing in the Commonwealth markets that we can combine operations to get synergies and also continue to offer business products that extend out of the reach but contiguous to the markets where they do business.

Jonathan Chaplin - JPMorgan - Analyst

Got it; and then finally if I may where can I get a copy of these slides? The only ones I’ve been able to find so far are attached to the webcast and we can’t print those or scroll through them.

Don Shassian - Citizens Communications - CFO

They’re on our website; that probably is the best way to get them Jonathan. I believe they should be on there, and that should be able to be printed down off of that. And if there is a problem, give us a yell. But my understanding is, people in the room are giving me the high sign that they are on our website. Jonathan, it’ll be on after this call, it’ll be on after the call.

Operator

Thomas Egan, JP Morgan.

Thomas Egan - JP Morgan - Analyst

Oh hi, thanks if you can stand one more bond question. Just to be clear, I wanted to make sure the bridge facility, that will be at the parent company, Citizens Communications?

Don Shassian - Citizens Communications - CFO

It will not be at the subsidiary level if that’s your question.

Thomas Egan - JP Morgan - Analyst

Yes it is.

Don Shassian - Citizens Communications - CFO

No, either the parent or some other parent affiliate, but it will not be down at the operating level. We do not see the debt as being an issue that will be put forth in the regulatory environment. It’ll be at the top level.

Thomas Egan - JP Morgan - Analyst

Okay, and then one other thing; you mentioned that you thought that the Commonwealth Telephone owners of the converts would convert, and it looks like they probably would. Do you have a sense of what the cash component of that is? I know there’s a dividend adjustment. I could do the math and I get about $165 million for straight-up convert, but I know this is dividend adjustment. Could you give us an idea what the total cash component of that would be in your estimation?

Don Shassian - Citizens Communications - CFO

There’s 2 components to that; the new convert is about $65 million in cash.

Thomas Egan - JP Morgan - Analyst

Right.

Don Shassian - Citizens Communications - CFO

And let me see if I can pull up the other component of this. I’m not sure if I’ve got it handy right in front of me.

Thomas Egan - JP Morgan - Analyst

I can check back after the call.

Don Shassian - Citizens Communications - CFO

You can check it, but we are expecting, the new component is about $65 million, and the balance then has the combination.

Thomas Egan - JP Morgan - Analyst

All right.

Don Shassian - Citizens Communications - CFO

I’ll have Don Armour give you a call afterwards.

Operator

Dean Asofsky, Credit Suisse.

Dean Asofsky - Credit Suisse - Analyst

Good morning, thanks; just a couple of quick questions. On the Commonwealth side, will they be continuing to pay their dividend until you close?

Don Shassian - Citizens Communications - CFO

Yes, this is business as usual for them. Obviously, you can ask them, but they’re planning they would operate this business, will be operating this business as a separate stand-alone business as they are a public company, and they’ll continue running that business as best they can; they’re dealing with all their stake holders as they have been, in a very professional, upstanding way.

Dean Asofsky - Credit Suisse - Analyst

Okay; is there a breakup fee in this deal?

Don Shassian - Citizens Communications - CFO

There is, $37 million.

Maggie Wilderotter - Citizens Communications - Chairman, CEO

Three percent.

Dean Asofsky - Credit Suisse - Analyst

All right, that’s it for now; thank you very much.

Operator

Mordy Schnur, BNP Paribas

Mordy Schnur - BNP Paribas - Analyst

Hi, just a follow-up question on the CTCO outstanding convert; technically what exactly are CTCO holders of the convert will be forced to convert out, or are you just assuming that they’re going to convert out because of where the strike price is?

Don Shassian - Citizens Communications - CFO

It is the latter; we assume that the strike price will make it very attractive for them to do so. If they don’t, we’ll have to put them into our own convertible, but we would expect them to convert. It will be, I think, economically attractive and smart for them to do.

Mordy Schnur - BNP Paribas - Analyst

And what portion of the convert holders will be treated the same way as the shareholders in that you’re getting a fixed amount of cash and a fixed amount of the stock ratio?

Don Shassian - Citizens Communications - CFO

Both, the same transaction, same economics.

Don Armour - Citizens Communications - VP Finance and Treasurer

We’ll take one more question please.

Operator

Dimitri Triantafyllides, Wachovia.

Dimitri Triantafyllides - Wachovia - Analyst

Thank you, good morning; either on the bridge and also on the transaction, is there a material adverse clause?

Don Shassian - Citizens Communications - CFO

Yes.

Dimitri Triantafyllides - Wachovia - Analyst

Okay.

Don Shassian - Citizens Communications - CFO

And they are the same. They are linked; the material adverse change clause in the merger agreement is exactly the same as it exists in the financing commitment bridge facility we have with Citigroup.

Dimitri Triantafyllides - Wachovia - Analyst

Okay fantastic; and then assuming are there any price adjustments if access line trends on Commonwealth were to deteriorate further than recent trends, is there room for a price adjustment on the transaction and let it still go through?

Don Shassian - Citizens Communications - CFO

Material adverse change.

Dimitri Triantafyllides - Wachovia - Analyst

Oh and that is it?

Don Shassian - Citizens Communications - CFO

Yes sir.

Dimitri Triantafyllides - Wachovia - Analyst

And on the directories, or the JV for Commonwealth, who is the JV partner there?

Don Shassian - Citizens Communications - CFO

Oh boy, why am I drawing a blank -- I apologize for this. I think it’s Donnelly. I’m saying that with a little bit of hesitation; I’m drawing a blank. I apologize.

Dimitri Triantafyllides - Wachovia - Analyst

No problem.

Maggie Wilderotter - Citizens Communications - Chairman, CEO

But it’s a different partnership than we have. It also has a contract where we can make a change based upon change of control. So one of the things we would do is analyze the directory business to look at synergies with our directories as of today.

Dimitri Triantafyllides - Wachovia - Analyst

Okay great; Yes, that was - I was getting to that.  Ok, fantastic.  Well, thank you very much.  Appreciate it.

Operator

There appear to be no further questions at this time. I will turn the floor over to Maggie Wilderotter for closing remarks.

Maggie Wilderotter - Citizens Communications - Chairman, CEO

Well again, I want to thank you all for spending the time with us this morning to go through this announcement. As I said in the beginning, we are very excited about this opportunity; we see it as very strategic for the Company; it’s an extension of our basic business; it does provide for great financial flexibility for us in the long run. And it also allows us to take our sales and marketing approach and customer focus and extend that into the Commonwealth market.

I also want to again mention that we believe that the Commonwealth leadership team has done a great job with these markets in managing them, and we will pick up on that momentum and take it to the next step.

So thanks again for joining us this morning.

Operator

This concludes today’s Citizens Communications Conference Call. You may now disconnect.

Acquisition of Commonwealth Telephone Enterprises
September 2006

Safe Harbor Statement  FORWARD LOOKING STATEMENTSThis presentation contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “believe”, “anticipate”, “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties are based on a number of factors, including but not limited to: our ability to complete the acquisition of Commonwealth, to successfully integrate their operations and to realize the synergies from the acquisition; changes in the number of our revenue generating units, which consists of access lines plus high-speed internet subscribers; the effects of competition from wireless, other wireline carriers (through voice over internet protocol (VOIP) or otherwise), high speed cable modems and cable telephony; the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product offerings and the risk that we will not respond on a timely or profitable basis; the effects of general and local economic and employment conditions on our revenues; our ability to effectively manage our operations, costs, capital spending, regulatory compliance and service quality; our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; the effects of changes in regulation in the communications industry as a result of federal and state legislation and regulation, including potential changes in access charges and subsidy payments, and regulatory network upgrade and reliability requirements; our ability to comply with federal and state regulation (including state rate of return limitations on our earnings) and our ability to successfully renegotiate state regulatory plans as they expire or come up for renewal from time to time; our ability to manage our operating expenses, capital expenditures, pay dividends and reduce or refinance our debt; adverse changes in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, and/or increase the cost of financing; the effects of bankruptcies in the telecommunications industry which could result in more price competition and potential bad debts; the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; the effects of increased medical, retiree and pension expenses and related funding requirements; changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; our ability to successfully renegotiate expiring union contracts covering approximately 1,045 employees that are scheduled to expire during the remainder of 2006; our ability to pay a $1.00 per common share dividend annually may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes (which will increase in the future) and our liquidity; the effects of any future liabilities or compliance costs in connection with worker health and safety matters; the effects of any unfavorable outcome with respect to any of our current or future legal, governmental, or regulatory proceedings, audits or disputes; and the effects of more general factors, including changes in economic, business and industry conditions. In addition, we may be unable to implement some of our current business initiatives if we fail to recognize the benefits we expect to receive from certain transactions. These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission, including our reports on Forms 10-K and 10-Q. We undertake no obligation to publicly update or revise any forward-looking statement or to make any other forward-looking statements, whether as a result of new information, future events or otherwise unless required to do so by securities laws.   ADDITIONAL INFORMATION AND WHERE TO FIND IT This material is not a substitute for the prospectus/proxy statement Citizens Communications Company and Commonwealth Telephone Enterprises, Inc. will file with the Securities and Exchange Commission. Investors are urged to read the prospectus/proxy statement which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by Citizens Communications Company and Commonwealth Telephone Enterprises, Inc. with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, Attention: Investor Relations; or to Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612, Attention: Investor Relations. The final prospectus/proxy statement will be mailed to shareholders of Commonwealth Telephone Enterprises, Inc. This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Citizens Communications Company and Commonwealth Telephone Enterprises, Inc., and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Citizens Communications Company is set forth in the proxy statement for Citizens Communications Company’s 2006 annual meeting of shareholders. Information about the directors and executive officers of Commonwealth Telephone Enterprises, Inc. is set forth in the proxy statement for Commonwealth Telephone Enterprises, Inc.’s 2006 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.

2

Senior Management Representations Maggie Wilderotter Chairman and Chief Executive Officer Don Shassian Chief Financial Officer

3

Merger Highlights
Strategic acquisition that expands Citizens’ geographic presence
Rural ILEC with fragmented cable competition (316K lines) Edge-out CLEC in adjacent markets (138K lines) CZN will have 493K (a) lines in Pennsylvania (19% of pro forma lines) Increased scale and scope provides ~ $30 million in annual cash synergies Opportunity to increase product penetration and customer retention CTE shareholders receive premium with significant liquidity
Ongoing interest in a stronger combined company with a higher dividend yield Transaction improves Citizens’ financial profile Free cash flow accretive in year one Slight increase in leverage (consistent with guidance) Reduces dividend payout ratio Maintains financial and operational flexibility (a) Includes 39K CZN ILEC lines as of 6/30/06.

4

CTE Meets Our Acquisition Criteria Criteria Commentary  Rural Profile Fragmented cable competition  Attractive Demographics Income growth comparable to national averages
Quality Assets Modern infrastructure with excellent quality of service  Upside for Organic Growth Considerable upside opportunities  Leverage Scale Economies ~ $30mm in annual cash savings  Free Cash Flow Accretive Free cash flow accretive in first year  Maintains Dividend Payout Profile Improves dividend payout ratio

5

Citizens - Our Current Operations
Western Region Central Region Eastern Region Rochester Region Citizens - June 20, 2006
States 23  Access lines 2,162,712
HSI customers 350,411 Employees 5,434
Square miles 134,268  Access lines per sq mile16

6

Commonwealth - Pennsylvania Operations
CTE Telephone Company Citizens Communications CTE "Edge-Out" CLEC Markets
Sayre Williamsport Scranton Wilkes-Barre Stroudsburg Bloomsburg Hazleton
Harrisburg Reading York Lancaster
CTE Operations - June 30, 2006 States 1
Access lines 454,297 HSI customers 37,126
Employees 1,131 ILEC square miles 5,000  Primary ILEC lines/ sq mile 52

7

CTE ILEC Revenue Upside Opportunities 1H Annualized ILEC Revenue / Line Q2 HSI Penetration $900 $880 $860 $840 $820 $852 $873 CTE CZN(a) 20% 15% 10% 5% 12% 16% CTE CZN
Q2 LD Penetration Q2 Bundles Penetration  1005 75% 50% 25% 0% 34% 64% CTE CZN 25% 20% 15% 10% 5% 0% 8% 18% CTE CZN
Significant potential for upside with increased HSI, LD and bundled penetration
Note: CTE ILEC data based on adjusted access lines (assumes CTE second line penetration equal to that of CZN (7.5% of primary lines as of June 30, 2006)).
(a) Excludes directories revenue.

8

Market Strategies Rebrand entire operations to Frontier
Single brand, increased visibility Provide customer-focused revenue generating solutions
Continue to drive product penetration  Focus on the efficiency and value of bundled service offerings
Introduce customer contracts Introduce enhanced value-added products
Ask.com co-branded portal Wireless modem
ESPN 360 Frontier Secure Connections (featuring Computer Associates)
Participate in national campaigns Market edge-out CLEC services

9

Key Investment Highlights 1. Strong Competitive Position 2. Management Team Delivers Results 3. Demonstrated Ability to Deliver and Sell Products and Services 4. Proven Ability to Integrate New Properties 5. Focus

Transaction Summary Parameter Term Value Per Share $41.72 (a)
75% = $31.31 per share in cash 25% = 0.768 fixed exchange ratio of CZN stock  ($10.41 per share as of signing)(a)  Transaction Value $1.158 billion Premium 8.3% (1-day: 9/15 - $38.52) 17.2% (1-week: 9/8 - $35.60) Multiple of 2006 EBITDA 6.76x – Adjusted 2006 EBITDA 5.75x – Adjusted 2006 EBITDA (with synergies) CTE Ownership 6% Structure Taxable merger Financing $990mm bridge facility from Citigroup Required Approvals CTE shareholders, FCC, HSR, PA state PUC Expected Closing Mid-2007 (a) Reflects CZN share price of $13.55 as of September 15, 2006.

10

Sources and Uses TOTAL USES Purchase Price $41.72
Common Stock Outstanding (20.8 mm) $870 Cash-Out Employee Shares / (Options (1.2 mm) (a) 39 Convertible Bond - Cash and Stock (b) $908 313 Other Debt 40 Year 1 Integration Costs, Tax Liabilities, Other 80 Total Uses $1,341 TOTAL SOURCES Purchase Price $41.72 CTE Cash (c) $69 Equity Issued (20.5 mm shares) (d) 278 Debt Issued 990 AT CoBank Patronage Div. 4 Total Sources
(a) 0.257mm ESPP shares, 0.004mm restricted shares, 0.545mm RSU's, and 0.384mm options with option proceeds of $11mm. (b) Assumes June 2006 conversion price of $39.93. (c) $99mm of PF 06/30/06 CTE cash less $30mm of retained cash. (d) $217mm (16.0mm shares issued) for the common stock and $62mm (4.5mm shares issued) for the convertible.

11

CTE - An Extension Acquisition
Access Lines LTM Revenue 454K $331MM
17% 2,163K 83% $331MM 14% $2,025MM 86% 6/30/06 Pro Forma: 2,617K LTM Pro Forma: $2,356MM
Citizens CTE

12

Targeted Synergies Annual Cash Savings ~$30 million Corporate Expense Corporate overhead and support functions Other third-party costs Leverage Citizens Scale Across Operational Areas IT software licenses and contractors Third party processing fees (eg. payroll, etc.) Purchasing Non-Cash Compensation Costs Annual Reduction ~$10mm One-Time Integration Costs One-Time ~($35)mm

13

Key Combination Metrics - Pre Synergies Citizens CTE Pro Form w/o Synergies
Access Lines (000s) 2,163 454 2,617 LTM Revenue ($MM) $2,025 $331 $2,356
LTM EBITDA ($MM) (a) 1,130 166 1,296 2006 Capex Guidance $270 - $280 $44 - $47 $314 - $327
2006 Free Cash Flow $500 - $525 (b) $40 - $50 (c) $540 - $575 Implied 2006E Dividend Payout Ratio 61% - 64% -- 60% - 63%
Shares Outstanding 320.8 (d) -- 341.3 Net Debt (6/30/06) $3,601 (e) $960 (f) $4,561
Net Debt / LTM EBITDA (6/30/06) 3.2x -- 3.5x (a) Pre non-cash stock compensation (CTE data does not reflect Directories income).
(b) Based on management guidance. (c) CZN estimate, based on CTE management guidance, adjusted for acquisition financing costs (excluding extraordinary integration costs).
(d) Shares outstanding as of July 31, 2006. (e) CZN pro forma for $247mm of debt reduction from ELI transaction.
(f) $990mm of debt less $30mm of retained CTE cash.

14

Transaction Analysis Adjusted EBITDA adds-back non-cash compensation expense ($10mm) and income from the Directories partnership ($5mm)
Parameter Share Price $41.72 Equity Value $908 Convertible Bond (a) 313 Other Debt 40 Cash (b) (103) Firm Value $1,158
Firm Value / Adjusted 2006 EBITDA 6.76x Firm Value / Adjusted 2006  EBITDA 5.75 CTE Management Guidance: 2006 EBITDA $157.0 Non Cash Compensation 9.8
Directories Cash Flow 4.5 Adjusted 2006 EBITDA $171.3 Annual Cash Synergies (run rate) 30.0 Adjusted 2006 EBITDA (w/synergies) $201.3
(a) Assumes June 30, 2006 conversion price of $39.93.  (b) Reflects June 30, 2006 cash of $110mm less $11mm tax on RTB gain plus $4mm AT Co-bank proceeds.

15

Other Financial Information  2006 Citizens guidance confirmed
Free Cash Flow: $500MM - $525MM Capital Expenditure: $270MM - $280MM $300MM share repurchase plan authorized in February 2006
$135MM completed as of June 30, 2006 Anticipate completion post-close
$150MM debt reduction plan authorized in February 2006 Anticipate completion in conjunction with transaction financing

16

Key Investment Highlights
1. Strong Competitive Position 2. Management Team Delivers Results
3. Demonstrated Ability to Deliver and Sell Products and Services 4. Proven Ability to Integrate New Properties
5. Focused on Shareholder Value  - FCF accretion
- Maintain or improve payout ratio - Maintain moderate leverage
- Maintain operational and financial flexibility

17